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                                   EXHIBIT 4.1



         Amendment to Registrant's Stock Option Plan adopted by Registrant's Board of Directors on December 2, 1997.

                  RESOLVED, that the Company's stock option plan be amended to provide that non-employee directors be included among the persons to whom non-statutory stock options could be granted for services rendered by such persons as directors of the Company.